SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                    AMENDMENT

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                           OLD GOAT ENTERPRISES, INC.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                   679781 10 4
                                 (CUSIP Number)



                                   Dennis Cox
                               4526 Neville Street
                    Burnaby, British Columbia, Canada V5J 2G8
                                 (604) 435-9071
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 January 1, 2003
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13 to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  679781 10 4

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PER SONS (ENTITIES ONLY).

      Dennis Cox
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

      PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      British Columbia, Canada
--------------------------------------------------------------------------------

                                         7. SOLE VOTING POWER
NUMBER OF                                   1,600,000
                                            ------------------------------------

BENEFICIALLY                             8. SHARED VOTING POWER
OWNED                                        0
                                            ------------------------------------
BY EACH                                  9. SOLE DISPOSITIVE POWER
REPORTING                                   1,600,000
                                            ------------------------------------
PERSON WITH                             10. SHARED DISPOSITIVE POWER
                                              0
                                            ------------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,600,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.07%
--------------------------------------------------------------------------------
14.  TYPE OF REPORT PERSON (See Instructions)

         PN
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Laurel Blanchard
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

      PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      British Columbia, Canada
--------------------------------------------------------------------------------

                                         7. SOLE VOTING POWER
NUMBER OF                                    600,000
SHARES                                      ------------------------------------

BENEFICIALLY                             8. SHARED VOTING POWER
OWNED                                        0
                                            ------------------------------------
BY EACH                                  9. SOLE DISPOSITIVE POWER
REPORTING                                    600,000
                                            ------------------------------------
PERSON WITH                             10. SHARED DISPOSITIVE POWER
                                             0
                                            ------------------------------------
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      600,000
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORT PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Jean Blanchard
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

      PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      British Columbia, Canada
--------------------------------------------------------------------------------

                                         7. SOLE VOTING POWER
NUMBER OF                                    600,000
SHARES                                      ------------------------------------

BENEFICIALLY                             8. SHARED VOTING POWER
OWNED                                        0
                                            ------------------------------------
BY EACH                                  9. SOLE DISPOSITIVE POWER
REPORTING                                    600,000
                                            ------------------------------------
PERSON WITH                             10. SHARED DISPOSITIVE POWER
                                             0
                                            ------------------------------------
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      600,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORT PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------
ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this statement (this "Statement") relates is the Common Stock, $.001 par value ("Common Stock"), of Old Goat Enterprises, Inc. (the "Company"), a Nevada corporation, whose principal executive offices are located at 4526 Neville Street, Burnaby, British Columbia, Canada V5J 2G8.

--------------------------------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is filed by (i) Dennis Cox, (ii) Laurel Blanchard and (iii) Jean Blanchard each of whom are officers, directors and shareholders of the Company (collectively the "Reporting Persons")

The Reporting Persons may be deemed a "group" for purposes of Section 13(d) and Rule 13d-1(f) under the Act because of their relationships and neither the filing of this Schedule 13D or anything set forth herein shall be deemed to be an omission that such a "group" exists.

(b) The address of each of the Reporting Persons is as follows: Dennis Cox - 4526 Neville Street, Burnaby, British Columbia, Canada V5J 2G8 Laurel Blanchard
- #5 710-7 Avenue, New Westminster, British Columbia Canada V3M 5V3 Jean Blanchard - #209 601 North Road, Coquitlam, British Columbia, Canada V3J1P1

(c) The principal business of each of the Members is acting as a director and officer of the Company.

(d) During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f) The Reporting Persons are each citizens of Canada.
--------------------------------------------------------------------------------
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired their shares for cash from personal funds as follows:.

Dennis Cox -  1,000,000 shares for $1,000 ($0.001 per share)
                600,000 shares for $6,000 ($0.01) per share

Laurel Blanchard - 600,000 shares for $6,000 ($0.01 per share)

Jean Blanchard - 600,000 shares for $6,000 ($0.01 per share)

--------------------------------------------------------------------------------
ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons do not have any plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; provided, however, that they reserve the right to acquire additional securities of the issuer or dispose of securities of the issuer from time to time;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the issuer;

(f) any other material change in the issuer's business or corporate structure;

(g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

any action similar to any of those enumerated above.


--------------------------------------------------------------------------------
ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

(a) The Reporting Persons together are the beneficial owners of an aggregate of 2,800,000 shares of the Company Common Stock representing 78.87% of the outstanding shares of the Common Stock of the Company.

(b) The shares of the Common Stock owned directly by each Reporting Person is registered solely in each Reporting Person's name, and, as such, each Reporting Person has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of their respective shares.

(c) No transactions in the Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13(D) by the Reporting Persons.

(d) To the knowledge and belief of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,800,000 shares of Common Stock.

(e) Not applicable.
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None
--------------------------------------------------------------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      None


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/Dennis Cox
                                                     ---------------------------
                                                        Dennis Cox


                                                     /s/Laurel Blanchard
                                                     ---------------------------
                                                        Laurel Blanchard


                                                     /s/ Jean Blanchard
                                                     ---------------------------
                                                         Jean Blanchard